INNOVATIVE SOLUTIONS AND SUPPORT, INC.

720 Pennsylvania Drive

Exton, Pennsylvania 19341

January 30, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Innovative Solutions and Support, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-290859) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence on EDGAR on January 28, 2026, in which the undersigned registrant, Innovative Solutions and Support, Inc., a Pennsylvania corporation, requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-3 to 5:00 pm ET on January 30, 2026, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ Jeffrey DiGiovanni
Name:	Jeffrey DiGiovanni
Title:	Chief Financial Officer